Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

GARY J. WOLFE (212) 574-1223 wolfe@sewkis.com	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

December 26, 2019

Joseph Klinko
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Golden Ocean Group Ltd. Form 20-F for the Fiscal Year Ended December 31, 2018 Filed March 22, 2019 File No. 000-29106

Dear Mr. Klinko:

I refer to our telephone conversation on December 23, 2019.  This confirms that Golden Ocean Group Ltd. has until January 17, 2020 to file its response to the Staff’s comment letter dated December 19, 2019.

Please feel free to let me have any questions or comments.

Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Lily Dang
Karl Hiller